SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------


                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                            GRAYSON BANKSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)


                Virginia                                          54-1647596
     (State or Other Jurisdiction of                           (I.R.S. Employer
     Incorporation or Organization)                          Identification No.)

          113 West Main Street
         Independence, Virginia                                     24348
(Address of Principal Executive Offices)                          (Zip Code)



Registrant's telephone number, including area code  (540) 773-2811


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                     Name of Each Exchange on Which
        to be so Registered                     Each Class is to be Registered
        -------------------                     ------------------------------

               none                                          n/a


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $1.25 per share
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                                             Page No.
Item 1.    Business.......................................................................        3

Item 2.    Financial Information..........................................................        8

Item 3.    Properties.....................................................................       25

Item 4.    Security Ownership of Certain Beneficial Owners and Management.................       26

Item 5.    Directors and Executive Officers...............................................       27

Item 6.    Executive Compensation.........................................................       28

Item 7.    Certain Relationships and Related Transactions.................................       29

Item 8.    Legal Proceedings..............................................................       29

Item 9.    Market Price of and Dividends on the Registrant's Common Equity
                  and Related Stockholder Matters.........................................       30

Item 10.   Recent Sales of Unregistered Securities........................................       30

Item 11.   Description of Registrant's Securities to be Registered........................       31

Item 12.   Indemnification of Directors and Officers......................................       34

Item 13.   Financial Statements and Supplementary Data....................................       35

Item 14.   Changes in and Disagreements With Accountants on Accounting
                  and Financial Disclosure................................................       55

Item 15.   Financial Statements and Exhibits..............................................       55

Signatures


Item 1.           Business

General

         Grayson Bankshares, Inc. (the "Company") was incorporated as a Virginia corporation on February 3, 1992 and is the holding company for The Grayson National Bank (the "Bank"). The Bank was acquired by the Company on July 1, 1992. The Company has no significant operations other than owning the stock of the Bank.

         The Grayson National Bank was founded in 1900 and currently serves Grayson County and surrounding areas through five banking offices located in the town of Independence, the localities of Elk Creek and Troutdale and the city of Galax, Virginia. Plans are underway for the opening of a sixth branch banking office in Sparta, North Carolina in the summer of 2000.

         The Bank operates for the primary purpose of meeting the banking needs of individuals and small to medium sized businesses in the Bank's service area, while developing personal, hometown associations with these customers. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services. The Bank's primary sources of revenue are interest income from its lending activities, and, to a lesser extent, from its investment portfolio. The Bank also earns fees from lending and deposit activities. The major expenses of the Bank are interest on deposit accounts and general and administrative expenses, such as salaries, occupancy and related expenses.

Lending Activities

         The Bank's lending services include real estate, commercial, agricultural and consumer loans. The loan portfolio constituted 77.24% of the earning assets of the Bank at December 31, 1999 and has historically produced the highest interest rate spread above the cost of funds. The Bank's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit which exceeds the authority of the loan officer is forwarded to the loan committee for approval. The loan committee is composed of the Bank President and all loan officers. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Bank's loan policy but also provides valuable insight through communication and pooling of knowledge, judgment and experience of its members.

         The Bank has in the past and intends to continue to make most types of real estate loans, including but not limited to, single and multi-family housing, farm loans, residential and commercial construction loans and loans for commercial real estate. At the end of 1999 the Bank had 52.43% of the loan portfolio in single and multi-family housing, 18.53% in non-farm, non-residential loans, 3.53% in farm related real estate loans and 2.71% in real estate construction loans.

         The Bank's loan portfolio includes commercial and agricultural production loans totaling 8.69% of the portfolio at year-end 1999. Consumer loans make up approximately 13.96% of the total loan portfolio. Consumer loans include loans for household expenditures, car loans and other loans to individuals. While this category has experienced a greater percentage of charge-offs than the other classifications, the Bank is committed to continue to make this type of loan to fill the needs of the Bank's customer base.

         All loans in the Bank's portfolio are subject to risk from the state of the economy in the Bank's area and also that of the nation. The Bank has used and continues to use conservative loan-to-value ratios and thorough credit evaluation to lessen the risk on all types of loans. The use of conservative appraisals has also reduced exposure on real estate loans. Thorough credit checks and evaluation of past internal credit history has helped to reduce the amount of risk related to consumer loans. Government guarantees of loans are used when appropriate, but apply to a minimal percentage of the portfolio. Commercial loans are evaluated by collateral value and ability to service debt. Businesses seeking loans must have a good product line and sales, responsible management, manageable debt load and a product that is not adversely affected by downturns in the economy.

Investments

         The Bank invests a portion of its assets in U.S. Treasury and U.S. Government corporation and agency obligations, state, county and municipal obligations, and equity securities. The Bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields and risks relative to increases in loan demand or to offset fluctuations in deposits. The Bank does not engage in any hedging activities. For additional information relating to investments, see "Financial Information."

Deposit Activities

         Deposits are the major source of funds for lending and other investment activities. The Bank considers the majority of its regular savings, demand, NOW and money market deposits and small denomination certificates of deposit, to be core deposits. These accounts comprised approximately 83.6% of the Bank's total deposits at December 31, 1999. Certificates of deposit in denominations of $100,000 or more represented the remaining 16.4% of deposits at year end.

Employees

         At December 31, 1999, the Company had 53 full time equivalent employees, none of which are represented by a union or covered by a collective bargaining agreement. Management considers employee relations to be good.

Competition

         The Company encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, the Company competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Many of these competitors have substantially greater resources and lending limits and may offer certain services that we do not currently provide. In addition, many of the Company's competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

         To compete, the Company relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and staff. Large multi-branch banking competitors tend to compete primarily by rate and the number and location of branches while smaller, independent financial institutions tend to compete primarily by rate and personal service.

         Currently, in Grayson County, the Company competes with only one other commercial bank, which operates two branches in the county. As of June 30, 1999, the Company held 81.2% of the deposits in Grayson County. In the city of Galax, the Company competes with five other commercial banks. Since opening a branch there in May 1996, the Company has captured a market share of 10.6% of deposits to become the third largest holder of deposits in the market. First Union leads the market with 39.2% of deposits.

Government Supervision and Regulation

         The following discussion is a summary of the principal laws and regulations that comprise the regulatory framework applicable to the Company and the Bank. Other laws and regulations that govern various aspects of the operations of banks and bank holding companies are not described herein, although violations of such laws and regulations could result in supervisory enforcement action against the Company or the Bank. The following descriptions summarize the material terms of the principal laws and regulations and are qualified in their entirety by reference to applicable laws and regulations.

         General. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any additional bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. The BHCA also generally limits the activities of a bank holding company to that of banking, managing or controlling banks, or any other activity which is determined to be so closely related to banking or to managing or controlling banks that an exception is allowed for those activities.

         As a national bank, the Bank is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency ("OCC"). The Bank is also subject to regulation, supervision and examination by the FDIC. Federal law also governs the activities in which the Bank may engage, the investments that it may make and limits the aggregate amount of loans that may be granted to one borrower to 15% of the bank's capital and surplus. Various consumer and compliance laws and regulations also affect the Bank's operations.

         The activities permissible to bank holding companies and their affiliates were substantially expanded by the Gramm-Leach-Bliley Act, which the President signed on November 12, 1999. Gramm-Leach-Bliley repeals the anti-affiliation provisions of the Glass-Steagall Act to permit the common ownership of commercial banks, investment banks and insurance companies. Under Gramm-Leach-Bliley, a bank holding company can elect to be treated as a financial holding company. A financial holding company may engage in any activity and acquire and retain any company that the Federal Reserve determines to be financial in nature. A financial holding company also may engage in any activity that is complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. The Federal Reserve must consult with the Secretary of the Treasury in determining whether an activity is financial in nature or incidental to a financial activity.

         The earnings of the Bank, and therefore the earnings of the Company, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including those referred to above.

         The OCC conducts regular examinations of the Bank and reviews such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of its operations. In addition to these regular examinations, the Bank must furnish the OCC with periodic reports containing a full and accurate statement of its affairs. Supervision, regulation and examination of banks by these agencies are intended primarily for the protection of depositors rather than shareholders.

         Insurance of Accounts, Assessments and Regulation by the FDIC. The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of the Bank are also subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC.

         The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors (including supervisory evaluations). Under this system, depository institutions are charged anywhere from zero to $.27 for every $100 in insured domestic deposits, based on such institutions' capital levels and supervisory subgroup assignment. These rate schedules are subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. The BIF reached its required 1.25 reserve ratio in 1995, and in response the FDIC reduced deposit insurance assessment rates on BIF-insured deposits to historic low levels. However, due to legislation enacted in 1996 which requires that both Savings Association Insurance Fund ("SAIF")-insured deposits and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO"), the FDIC has imposed additional assessments on BIF-insured deposits.

         The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank's deposit insurance.

         Capital. The OCC and the Federal Reserve have issued risk-based and leverage capital guidelines applicable to banking organizations that they supervise. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital").

         In addition, each of the Federal banking regulatory agencies has established minimum leverage capital ratio requirements for banking organizations. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for bank holding companies that are rated a composite "1" and 4% for all other bank holding companies. Bank holding companies are
expected  to  maintain   higher  than  minimum   capital  ratios  if  they  have
supervisory, financial, operational or managerial weaknesses, or if they are anticipating or experiencing significant growth.

         The risk-based capital standards of the OCC and the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank's capital adequacy. The OCC and the Federal Reserve also have recently issued additional capital guidelines for bank holding companies that engage in certain trading activities.

         Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of Federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the BIF as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the BIF. The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

         The Federal banking agencies also have broad powers under current Federal law to take prompt corrective action to resolve problems of insured depository institutions. The Federal Deposit Insurance Act requires that the federal banking agencies establish five capital levels for insured depository institutions - "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." It also requires or permits such agencies to take certain supervisory actions should an insured institution's capital level fall. For example, an "adequately capitalized" institution is restricted from accepting brokered deposits. An "undercapitalized" or "significantly undercapitalized" institution must develop a capital restoration plan and is subject to a number of mandatory and discretionary supervisory actions. These powers and authorities are in addition to the traditional powers of the Federal banking agencies to deal with undercapitalized institutions.

         Federal regulatory authorities also have broad enforcement powers over the Company and the Bank, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors.

         Payment of Dividends. The Company is a legal entity separate and distinct from the Bank. Virtually all of the revenues of the Company results from dividends paid to the Company by the Bank. Under OCC regulations a national bank may not declare a dividend in excess of its undivided profits. Additionally, a national bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the national bank in any calendar year exceeds the total of the national bank's retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the OCC. A national bank may not declare or pay any dividend if, after making the dividend, the national bank would be "undercapitalized," as defined in regulations of the OCC. The Company is subject to state laws that limit the amount of dividends it can pay. In addition, the Company is subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve has indicated that banking organizations should generally pay dividends only if, (1) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

         Community Reinvestment. The requirements of the Community Reinvestment Act ("CRA") are applicable to the Bank. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

         Interstate Banking and Branching. Current Federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is able to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date. States are authorized to enact laws permitting such interstate bank merger transactions prior to June 1, 1997, as well as authorizing a bank to establish "de novo" interstate branches. Virginia enacted early "opt in" laws, permitting interstate bank merger transactions. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable Federal or state law.

         Economic and Monetary Polices. The operations of the Company are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.


Item 2.           Financial Information

General

         The following discussion provides information about the major components of the results of operations and financial condition, liquidity, and capital resources of the Company. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Forward-Looking Statements

         Certain information contained in this discussion may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Selected Financial Data

         The following unaudited consolidated summary sets forth selected financial data for the Company and the Bank for the periods and at the dates indicated. The following summary is qualified in its entirety by the detailed information and the financial statements included elsewhere in this registration statement.

                                              1999            1998           1997           1996           1995
                                          -----------     -----------    -----------    -----------     ----------
Summary of Operations

   Interest income                        $    11,655     $    11,010    $    10,260    $     9,201     $    8,370
   Interest expense                             5,921           5,786          5,456          5,155          4,510
                                          -----------     -----------    -----------    -----------     ----------
         Net interest income                    5,734           5,224          4,804          4,046          3,860
   Provision for credit losses                    300             319            185            210            200
   Other income                                   347             375            293            269            290
   Other expense                                3,371           2,986          2,972          2,562          2,304
   Income taxes                                   466             397            333            273            252
                                          -----------     -----------    -----------    -----------     ----------
         Net income                       $     1,944     $     1,897    $     1,607    $     1,270     $    1,394
                                          ===========     ===========    ===========    ===========     ==========

Per Share Data2

   Net income                             $      1.13     $      1.10    $       .94    $       .74     $      .81
   Cash dividends declared                        .33             .30            .26            .23            .22
   Book value                                   10.41            9.90           9.04           8.31           7.82
   Estimated market value3                      32.00           27.50          22.50          18.00          10.69

Year-end Balance Sheet Summary

   Loans, net                             $   121,498     $   105,924    $    98,552    $    88,535     $   82,049
   Investment securities                       29,430          32,510         31,924         31,433         29,663
   Total assets                               170,335         159,745        148,005        134,577        122,324
   Deposits                                   151,620         141,803        131,701        119,630        108,027
   Stockholders' equity                        17,890          17,028         15,542         14,293         13,440

Selected Ratios

   Return on average assets                     1.18%           1.24%          1.13%           .98%          1.18%
   Return on average equity                    11.05%          11.54%         10.77%          9.16%         10.82%
   Average equity to average assets            10.69%          10.73%         10.47%         10.68%         10.86%

_________________
     1  In thousands of dollars, except per share data.

     2 Adjusted for the effects of two-for-one stock splits in 1999 and 1996. 3 Provided at the trade date nearest year end.


Results of Operations

         The earnings position of the Bank continues to improve. The Company experienced record net earnings of $1,944,153 for 1999, compared to $1,897,480 in 1998 and $1,606,922 in 1997. Dividends paid to stockholders increased to $.33 per share for 1999 compared to $.30 per share in 1988. The market for the Company's stock remains strong.

         The total assets of the Company grew to $170,334,856 from $159,744,860, a 6.63% increase, continuing our strategy to grow the Company. Average equity to average assets indicates that the Company has a strong capital position with a ratio of 10.69%.

--------------------------------------------------------------------------------

Table 1.  Net Interest Income and Average Balances (dollars in thousands)

--------------------------------------------------------------------------------

                                                 1999                               1998
                                   ---------------------------------  ---------------------------------

                                               Interest                           Interest
                                    Average     Income/    Yield/      Average     Income/    Yield/
                                    Balance     Expense     Cost       Balance     Expense     Cost
                                   ----------- ---------- ----------  ----------- ---------- ----------
Interest earning assets:
Deposits in other banks               $     -    $     -      0.00%     $     60    $     4      6.17%
Federal funds sold                     10,310        520      5.04%        8,590        450      5.23%
Investment securities                  31,428      1,720      5.47%       31,854      1,728      5.43%
Loans                                 114,790      9,415      8.20%      103,731      8,828      8.51%
                                   ----------- ---------- ----------  ----------- ---------- ----------
     Total                            156,528     11,655                 144,235     11,010
                                   ----------- ----------             ----------- ----------
     Yield on average
       interest-earning assets                                7.45%                              7.65%
                                                          ==========                         ==========
Non interest-earning assets:
Cash and due from banks                 5,318                              4,645
Premises and equipment                  2,018                              1,976
Interest receivable and other           2,371                              2,210
Allowance for loan losses              (1,620)                            (1,555)
Unrealized gain/(loss) on securities      (65)                               176
                                   -----------                        -----------
     Total                              8,022                              7,452
                                   -----------                        -----------
     Total assets                    $164,550                          $ 151,687
                                   ===========                        ===========

Interest-bearing liabilities:
Demand deposits                      $ 12,723        365      2.87%     $ 11,120        318      2.86%
Savings deposits                       30,351      1,048      3.45%       28,048        967      3.45%
Time deposits                          86,093      4,508      5.24%       80,263      4,501      5.61%
                                   ----------- ---------- ----------  ----------- ---------- ----------
     Total                            129,167      5,921                 119,431      5,786
                                   ----------- ----------             ----------- ----------
     Cost on average
       interest-bearing liabilities                           4.58%                              4.84%
                                                          ==========                         ==========

Non interest-bearing
 liabilities:
Demand deposits                        16,514                             14,612
Interest payable and other              1,249                              1,183
                                   -----------                        -----------
     Total                             17,763                             15,795
                                   -----------                        -----------
     Total liabilities                146,930                            135,226

Stockholder's equity:                  17,620                             16,461
                                   -----------                        -----------
     Total liabilities and
       stockholder's equity         $ 164,550                          $ 151,687
                                   ===========                        ===========

     Net interest income                         $ 5,734                            $ 5,224
                                               ==========                         ==========

     Net yield on
       interest-earning assets                                3.66%                              3.62%
                                                          ==========                         ==========


                                                          1997
                                            ----------------------------------

                                                         Interest
                                              Average    Income/     Yield/
                                              Balance    Expense      Cost
                                            ----------- ----------- ----------

Interest earning assets:
Deposits in other banks                             $ 8        $ 1      6.22%
Federal funds sold                                5,726        304      5.31%
Investment securities                            32,752      1,733      5.29%
Loans                                            95,896      8,223      8.58%
                                            -----------  ---------- ----------
     Total                                      134,382     10,261
                                            -----------  ----------
     Yield on average
       interest-earning assets                                          7.64%
                                                                    ==========
Non interest-earning assets:
Cash and due from banks                           4,000
Premises and equipment                            1,906
Interest receivable and other                     2,098
Allowance for loan losses                        (1,458)
Unrealized gain/(loss) on securities                 (8)
                                            -----------
     Total                                        6,538
                                            -----------
     Total assets                             $ 140,920
                                            ===========

Interest-bearing liabilities:
Demand deposits                                 $ 9,863        282      2.86%
Savings deposits                                 27,688        953      3.44%
Time deposits                                    74,274      4,221      5.68%
                                            -----------  ---------- ----------
     Total                                      111,825      5,456
                                            -----------  ----------
     Cost on average
       interest-bearing liabilities                                     4.88%
                                                                    ==========

Non interest-bearing
 liabilities:
Demand deposits                                  12,619
Interest payable and other                        1,030
                                            -----------
     Total                                       13,649
                                            -----------
     Total liabilities                          125,474

Stockholder's equity:                            15,446
                                            -----------
     Total liabilities and
       stockholder's equity                   $ 140,920
                                            ===========

     Net interest income                                   $ 4,805
                                                        ===========

     Net yield on
       interest-earning assets                                          3.58%
                                                                    ==========

--------------------------------------------------------------------------------

Table 2.  Rate/Volume Variance Analysis (thousands)

--------------------------------------------------------------------------------

                                        1999 Compared to 1998                    1998 Compared to 1997
                                 -------------------------------------    -------------------------------------
                                  Interest           Variance              Interest           Variance
                                   Income/        Attributable To           Income/        Attributable To
                                   Expense                                  Expense
                                  Variance       Rate        Volume        Variance       Rate        Volume
                                  --------       ----        ------        --------       ----        ------
Interest-earning assets:
  Deposits in other banks               $ (4)         $ -        $ (4)            $ 3          $ -         $ 3
  Federal funds sold                      70          (17)         87             146           (4)        150
  Investment securities                   (8)          13         (21)             (5)          45         (50)
  Loans                                  587         (330)        917             605          (67)        672
                                 ------------ ------------ -----------    ------------ ------------ -----------
Total                                    645         (334)        979             749          (26)        775
                                 ------------ ------------ -----------    ------------ ------------ -----------

Interest-bearing liabilities:
  Demand deposits                         47            1          46              36            -          36
  Savings deposits                        81            -          81              14            2          12
  Time deposits                            7         (308)        315             280          (53)        333
                                 ------------ ------------ -----------    ------------ ------------ -----------
Total                                    135         (307)        442             330          (51)        381
                                 ------------ ------------ -----------    ------------ ------------ -----------
    Net interest income                $ 510        $ (27)      $ 537           $ 419         $ 25       $ 394
                                 ============ ============ ===========    ============ ============ ===========

--------------------------------------------------------------------------------

Net Interest Income

         Net interest income, the principal source of bank earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

         Total interest income in 1999 increased by 5.9% to $11.66 million from $11.01 million in 1998 and $10.26 million in 1997. The increase in total interest income was the result of a $12.30 million dollar increase in average interest-earning assets in 1999 and a $9.85 million dollar increase in 1998. Yields on interest-earning assets fell by 20 basis points from 1998 to 1999 due to general rate decreases. Yields were relatively unchanged from 1997 to 1998, increasing by 1 basis point. Total interest expense increased by $135,000 in 1999 to $5.92 million from $5.79 million in 1998. The increase in average interest-bearing liabilities of $9.74 million in 1999 was partially offset by a decrease in the average rate paid for interest-bearing liabilities of 26 basis points. The increase in interest expense of $330,000 from 1997 to 1998 was due primarily to increases in average interest-bearing liabilities as the average rate paid decreased by only 4 basis points for the period. The effects of changes in volumes and rates on net interest income in 1999 compared to 1998, and 1998 compared to 1997 are shown in Table 2.

         Despite the volatility in interest rates in 1999, net yield on interest-earning assets shows consistent increases of 4 basis points from 1997 to 1998 and from 1998 to 1999. Net interest income also increased steadily by 9.8% in 1999 and 8.7% in 1998.

Provision for Credit Losses

         The allowance for credit losses is established to provide for expected losses in the Bank's loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Management determines the provision for credit losses required to maintain an allowance adequate to provide for probable losses. The factors considered in making this decision are the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

         At the end of 1999, the loan loss reserve was $1,731,096 compared to $1,677,171 in 1998 and $1,556,237 in 1997. The Bank's allowance for loan losses, as a percentage of total loans, at the end of 1999 was 1.40%, compared to 1.56% in 1998, and 1.55% in 1997.

         Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

         Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds checks and fees charged for nondeposit services. Noninterest income decreased by $27,000 or 7.2% to $347,000 in 1999 from $374,000 in 1998.
Noninterest income in 1997 totaled $293,000. The decrease from 1998 to 1999 was primarily due to decreases in insurance commissions and currency exchange income. The primary sources of noninterest income for the past three years are summarized in Table 3.

--------------------------------------------------------------------------------

Table 3.  Sources of Noninterest Income (thousands)

--------------------------------------------------------------------------------

                                                      1999                     1998                    1997
                                                   ------------            -------------            ------------
Service charges on deposit accounts                  $     158                $     152               $     132
Other service charges and fees                              87                       96                      92
Insurance commissions                                       30                       41                      30
Safe deposit box rental                                     21                       19                      17
Gain on the sale of securities                               9                       14                       -
Other income                                                42                       52                      22
                                                   ------------            -------------            ------------
  Total noninterest income                           $     347                $     374               $     293
                                                   ============            =============            ============

--------------------------------------------------------------------------------

Other Expense

         The major components of noninterest expense for the past three years are illustrated at Table 4.

         Total noninterest expense increased by $386,000 or 12.9% to $3.37 million in 1999. The majority of the increase in 1999 was attributable to personnel expense. Personnel expense increased by approximately $295,000 due to the addition of three full-time-equivalent employees, including a senior lending officer and a chief financial officer, as well as normal wage increases and increased benefit costs.

         Noninterest expense increased by only $13,200 from 1997 to 1998. Normal, volume-driven increases from 1997 to 1998 were significantly offset by reductions in computer charges of $152,600 and in professional fees of $33,400, driven by the Bank's conversion to in-house transaction processing.

--------------------------------------------------------------------------------

Table 4.  Sources of Noninterest Expense (thousands)

--------------------------------------------------------------------------------

                                              1999                    1998                    1997
                                          -------------           -------------           -------------
Salaries & wages                             $ 1,644.5               $ 1,385.2               $ 1,297.8
Employee benefits                                565.3                   529.8                   447.4
                                          -------------           -------------           -------------
  Total personnel expense                      2,209.8                 1,915.0                 1,745.2

Director fees                                     40.1                    40.5                    31.6
Occupancy expense                                 89.6                    81.0                    85.9
Computer charges                                  69.3                    56.7                   209.3
Other equipment expense                          225.9                   215.1                   170.9
FDIC/OCC assessments                              35.3                    68.0                    65.7
Insurance                                         38.9                    41.7                    67.9
Professional fees                                 38.3                    39.3                    72.7
Advertising                                      105.3                    93.8                   101.4
Postage and freight                              121.9                   117.9                    98.6
Supplies                                         127.6                    88.5                    88.6
Franchise tax                                    110.3                   106.6                    91.0
Telephone                                         45.0                    39.1                    36.0
Travel, dues & meetings                           41.2                    32.4                    46.3
Other expense                                     72.7                    49.6                    60.9
                                          -------------           -------------           -------------
  Total noninterest expense                    3,371.2                 2,985.2                 2,972.0
                                          =============           =============           =============

         The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 55.4% in 1999, 53.3% in 1998 and 58.3% in 1997.

Income Taxes

         Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Income tax expense (substantially all Federal) was $465,875 in 1999, $396,972 in 1998 and $333,384 in 1997 resulting in effective tax rates of 19.3%, 17.3% and 17.2% respectively. Income tax expense increased $68,903 or 17.4% from 1998 to 1999.

         The Bank's deferred income tax benefits and liabilities result primarily from temporary differences (discussed above) in the provisions for credit losses, valuation reserves, depreciation, deferred compensation, deferred income, pension expense and investment security discount accretion.

         Net deferred tax benefits of $845,000 and $611,000 are included in other assets at December 31, 1999 and 1998 respectively. At December 31, 1999, $166,000 of the total deferred tax benefit is applicable to unrealized depreciation on investment securities available for sale. Accordingly, this amount was not charged to income but recorded directly to the related stockholders' equity account.

Analysis of Financial Condition

         Average earning assets increased 8.5% from December 31, 1998 to December 31, 1999. Total earning assets represented 95.1% of total average assets in 1999 and 1998. The mix of average earning assets changed moderately from 1998 to 1999 with increases in average loans and federal funds sold and a decrease in average investment securities.

--------------------------------------------------------------------------------

Table 5.  Average Asset Mix (dollars in thousands)

--------------------------------------------------------------------------------

                                                        1999                                 1998
                                            --------------------------           --------------------------

                                              Average                              Average
                                              Balance          %                   Balance          %
                                            ------------  ------------           ------------  ------------
Earning assets:
  Loans                                       $ 114,790        69.76%              $ 103,731        68.38%
  Investment securities                          31,428        19.10%                 31,854        21.00%
  Federal funds sold                             10,310         6.26%                  8,590         5.67%
  Deposits in other banks                             -         0.00%                     60         0.04%
                                            ------------  ------------           ------------  ------------
    Total earning assets                        156,528        95.12%                144,235        95.09%
                                            ------------  ------------           ------------  ------------

Nonearning assets:
  Cash and due from banks                         5,318         3.23%                  4,645         3.06%
  Premises and equipment                          2,018         1.23%                  1,976         1.30%
  Other assets                                    2,371         1.44%                  2,210         1.46%
  Allowance for loan losses                      (1,620)       -0.98%                 (1,555)       -1.03%
  Unrealized gain/(loss) on securities              (65)       -0.04%                    176         0.12%
                                            ------------  ------------           ------------  ------------
    Total nonearning assets                       8,022         4.88%                  7,452         4.91%
                                            ------------  ------------           ------------  ------------
    Total assets                              $ 164,550       100.00%              $ 151,687       100.00%
                                            ============  ============           ============  ============

         Average loans for 1999 represented 69.76% of total average assets compared to 68.38% in 1998. Average federal funds sold increased from 5.67% to 6.26% of total average assets while average investment securities decreased from 21.00% to 19.10% of total average assets over the same time period. The average balances of cash and due from bank accounts increased in 1999 as the Bank prepared for potential Y2K related cash demands. Management expects these balances to return to normal levels in 2000 which should increase the percentage of total earning assets.

Loans

         Average loans totaled $114.8 million over the year ended December 31, 1999. This represents an increase of 10.7% over the average of $103.7 million for 1998. Continued low interest rates during 1999 supported the strong loan demand the Bank has experienced during the period.

         The loan portfolio is dominated by real estate and consumer loans. These loans make up 91.2% of the total loan portfolio at December 31, 1999. This is up from the 90.1% that the two categories maintained at December 31, 1998. The amount of loans outstanding by type at December 31, 1999 and December 31, 1998 and the maturity distribution for variable and fixed rate loans as of December 31, 1999 are presented in Tables 6 & 7 respectively.

--------------------------------------------------------------------------------

Table 6.  Loan Portfolio Summary (dollars in thousands)

--------------------------------------------------------------------------------

                                           December 31, 1999                   December 31, 1998
                                        ------------------------            ------------------------

                                          Amount          %                   Amount          %
                                        ------------  ----------            ------------  ----------

Construction and development                $ 3,329       2.71%                 $ 1,987       1.84%
Residential, 1-4 families                    64,586      52.41%                  58,943      54.78%
Residential, 5 or more families                  37       0.03%                     230       0.21%
Farmland                                      4,355       3.53%                   3,623       3.37%
Nonfarm, nonresidential                      22,840      18.53%                  18,215      16.93%
                                        ------------  ----------            ------------  ----------
     Total real estate                       95,147      77.21%                  82,998      77.13%

Agricultural                                  3,208       2.61%                   3,047       2.84%
Commercial                                    7,434       6.03%                   6,698       6.22%
Consumer                                     17,208      13.96%                  14,674      13.64%
Other                                           232       0.19%                     184       0.17%
                                        ------------  ----------            ------------  ----------
     Total                                $ 123,229     100.00%               $ 107,601     100.00%
                                        ============  ==========            ============  ==========

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Table 7.  Maturity Schedule of Loans (dollars in thousands)

--------------------------------------------------------------------------------

                                                                                         Total
                                    Real        Agricultural      Consumer     --------------------------
                                   Estate      and Commercial    and Other        Amount          %
                               --------------  --------------  --------------  -------------  -----------
Fixed rate loans:
  Three months or less            $    7,512      $    3,733      $    1,975     $   13,220        10.7%
  Over three to twelve months         25,535           4,566           3,535         33,636        27.3%
  Over one year to five years         59,299             803          10,283         70,385        57.1%
  Over five years                      1,710              19             699          2,428         2.0%
                               --------------  --------------  --------------  -------------  -----------
    Total fixed rate loans        $   94,056      $    9,121      $   16,492     $  119,669        97.1%
                               --------------  --------------  --------------  -------------  -----------

Variable rate loans:
  Three months or less            $        -      $      230      $        -     $      230         0.2%
  Over three to twelve months              -             770               2            772         0.6%
  Over one year to five years            480             481             925          1,886         1.5%
  Over five years                        537              41              94            672         0.5%
                               --------------  --------------  --------------  -------------  -----------
    Total variable rate loans     $    1,017      $    1,522      $    1,021     $    3,560         2.9%
                               --------------  --------------  --------------  -------------  -----------

Total loans:
  Three months or less            $    7,512      $    3,963      $    1,975     $   13,450        10.9%
  Over three to twelve months         25,535           5,336           3,537         34,408        27.9%
  Over one year to five years         59,779           1,284          11,208         72,271        58.6%
  Over five years                      2,247              60             793          3,100         2.5%
                               --------------  --------------  --------------  -------------  -----------
    Total loans                   $   95,073      $   10,643      $   17,513     $  123,229       100.0%
                               ==============  ==============  ==============  =============  ===========

--------------------------------------------------------------------------------

         Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 8.20% in 1999 compared to an average yield of 8.51% in 1998.

Investment Securities

         The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

         Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies and State and local bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 1999 by major types of investments and maturity ranges. Maturities on investment securities are based on the earlier of the contractual maturity or the call date, if any.

         Total investment securities decreased by approximately $3 million from December 31, 1998 to December 31, 1999 as proceeds from maturities and calls were used primarily in funding increased loan demand as opposed to the purchase of additional investment securities. The average yield of the investment portfolio increased to 5.47% for the year ended December 31, 1999 compared to 5.43% for 1998.

--------------------------------------------------------------------------------

Table 8.  Investment Securities - Maturity/Yield Schedule (dollars in thousands)

--------------------------------------------------------------------------------

                                In One     After One    After Five    After      Restricted
                               Year or      Through      Through       Ten         Equity                   Market
                                 Less      Five Years   Ten Years     Years      Securities     Total       Value
                              -----------  -----------  ----------- -----------  ----------- ------------ -----------
Investment Securities:
U.S. Treasury securities         $     -      $   499      $     -       $   -         $  -      $   499     $   493
U.S. Government agencies             750        5,675          549           -            -        6,974       6,788
State and municipal securities     3,379       12,640        3,906         100            -       20,025      19,883
Corporate securities                   -          968        1,396           -            -        2,364       2,216
Restricted equity securities           -            -            -           -           82           82          82
                              -----------  -----------  ----------- -----------  ----------- ------------ -----------

    Total                        $ 4,129      $19,782      $ 5,851       $ 100         $ 82      $29,944     $29,462
                              ===========  ===========  =========== ===========  =========== ============ ===========

Weighted average yields:
U.S. Treasury securities               -        5.06%            -           -            -        5.06%
U.S. Government agencies           5.42%        5.94%        6.26%           -            -        5.91%
State and municipal securities     5.19%        5.21%        0.06%       7.55%            -        5.32%
Corporate securities                   -        5.65%        5.83%           -            -        5.77%
Restricted equity securities           -            -            -           -        3.79%        3.79%
                              -----------  -----------  ----------- -----------  ----------- ------------

    Total                          5.24%        5.42%        5.88%       7.55%        3.79%        5.48%
                              ===========  ===========  =========== ===========  =========== ============

--------------------------------------------------------------------------------

         Information regarding the book value and market value of investment securities is presented in Note 3 to the Consolidated Financial Statements included in Item 13 below.


Deposits

         The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of $100,000 or more) are the primary funding source. The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and the internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Bank.

         Average total deposits for the year ended December 31, 1999 amounted to $145.7 million, which was an increase of $11.6 million, or 8.7% over 1998. Average core deposits totaled $121.8 million in 1999 representing an 8.6% increase over the $112.2 million in 1998. The percentage of the Bank's average deposits that are interest-bearing decreased from 89.1% in 1998 to 88.7% in 1999. Average demand deposits which earn no interest increased 13.0% from $14.6 million in 1998 to 16.5 million in 1999. Average deposits for the periods ended December 31, 1999 and December 31, 1998 are summarized in Table 9.

--------------------------------------------------------------------------------

Table 9.  Deposit Mix (dollars in thousands)

--------------------------------------------------------------------------------

                                                       1999                                      1998
                                     ----------------------------------------  -----------------------------------------
                                       Average                     Average       Average                      Average
                                       Balance          %         Rate Paid      Balance          %          Rate Paid
                                     ------------  ------------  ------------  ------------  -------------  ------------
Interest-bearing deposits:
  NOW accounts                         $  12,723          8.7%         2.87%     $  11,120           8.3%         2.86%
  Money Market                             5,425          3.7%         3.25%         5,330           4.0%         3.22%
  Savings                                 24,925         17.1%         3.50%        22,718          16.9%         3.50%
  Small denomination certificates         62,236         42.8%         5.20%        58,412          43.6%         5.56%
  Large denomination certificates         23,858         16.4%         5.32%        21,851          16.3%         5.73%
                                     ------------  ------------  ------------  ------------  -------------  ------------
    Total interest-bearing deposits      129,167         88.7%         4.58%       119,431          89.1%         4.88%
Noninterest-bearing deposits              16,514         11.3%         0.00%        14,612          10.9%         0.00%
                                     ------------  ------------  ------------  ------------  -------------  ------------
    Total deposits                     $ 145,681        100.0%         4.58%     $ 134,043         100.0%         4.88%
                                     ============  ============  ============  ============  =============  ============

--------------------------------------------------------------------------------

         The average balance of certificates of deposit issued in denominations $100,000 or more increased by $2.0 million, or 9.2%, for the year ended December 31, 1999. The strategy of management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Table 10 provides maturity information relating to certificates of deposit of $100,000 or more at December 31, 1999.

--------------------------------------------------------------------------------

Table 10.  Large Time Deposit Maturities (thousands)

--------------------------------------------------------------------------------

     Analysis of time deposits of $100,000 or more at December 31, 1999:

     Remaining maturity of three months or less                     $ 4,258
     Remaining maturity over three through twelve months             16,775
     Remaining maturity over one through five years                   3,049
     Remaining maturity over five years                                   -
                                                               -------------
    Total time deposits of $100,000 or more                        $ 24,082
                                                               =============

--------------------------------------------------------------------------------

Capital Adequacy

         Stockholders' equity amounted to $17.9 million at December 31, 1999, a 5.1% increase over the 1998 year end total of $17.0 million. The increase resulted from earnings of $1.9 million, less dividends paid and a change in unrealized depreciation of investment securities classified as available for sale.

         Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of December 31, 1999 the Bank has a ratio of Tier 1 capital to risk-weighted assets of 12.3% and a ratio of total capital to risk-weighted assets of 13.5%.

--------------------------------------------------------------------------------

Table 11.  Bank's Year-end Risk-Based Capital (dollars in thousands)

--------------------------------------------------------------------------------

                                                                               1999                     1998
                                                                          -------------             ------------
Tier 1 capital                                                               $  13,305                 $ 11,912
Qualifying allowance for loan losses
  (limited to 1.25% of risk-weighted assets)                                     1,360                    1,203
                                                                          -------------             ------------
Total regulatory capital                                                     $  14,655                 $ 13,115
                                                                          =============             ============
Total risk-weighted assets                                                   $ 108,433                 $ 95,733
                                                                          =============             ============

Tier 1 capital as a percentage of
  risk-weighted assets                                                           12.3%                    12.4%
Total regulatory capital as a percentage of
  risk-weighted assets                                                           13.5%                    13.7%
Leverage ratio*                                                                   7.8%                     7.5%

*Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

------------------------------------------------------------------------------

         In addition, a minimum leverage ratio of Tier 1 capital to average total assets for the previous quarter is required by federal bank regulators, ranging from 3% to 5%, subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 1999, the Bank had a ratio of year-end Tier 1 capital to average total assets for the fourth quarter of 1999 of 7.8%. Table 11 sets forth summary information with respect to the Bank's capital ratios at December 31, 1999. All capital ratio levels indicate that the Bank is well capitalized.

         At December 31, 1999 the Company had 1,718,968 shares of common stock outstanding which were held by approximately 575 shareholders of record.

Nonperforming and Problem Assets

         Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, it tries to rely primarily on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

         The Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies

         Nonperforming assets at December 31, 1999 and 1998 are analyzed in Table 12.

--------------------------------------------------------------------------------

Table 12.  Nonperforming Assets (dollars in thousands)

--------------------------------------------------------------------------------

                                                           December 31, 1999                           December 31, 1998
                                                    -------------------------------            ---------------------------------
                                                      Amount           % of Loans                 Amount            % of Loans
                                                    ------------       ------------            -------------        ------------

Nonaccrual loans                                        $   281               0.2%                    $ 509                0.5%
Restructured loans                                          409               0.3%                        -                   -
Loans past due 90 days or more                              754               0.6%                      697                0.6%
Foreclosed, repossessed and idled pr-perties                  -                  -                        -
                                                   ------------       ------------            -------------        ------------
    Total nonperforming assets                          $ 1,444               1.2%                  $ 1,206                1.1%
                                                   ============       ============            =============        ============

--------------------------------------------------------------------------------

         Total nonperforming assets were 1.2% and 1.1% of total outstanding loans as of December 31, 1999 and 1998 respectively.

         The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible  are  charged to the
allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The accrual of interest on a loan is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.

         The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in Table 13. The allocation of the reserve for loan losses is detailed in Table 14.

--------------------------------------------------------------------------------

Table 13.  Loan Losses (thousands)

--------------------------------------------------------------------------------

                                                                1999                        1998                        1997
                                                           ----------------            ---------------             ---------------
Allowance for loan losses, beginning                           $ 1,677,171                $ 1,556,237                 $ 1,352,979
Provision for loan losses, added                                   300,000                    319,200                     185,000
Charge-offs:
    Real estate                                                    (37,099)                  (129,593)                    (54,849)
    Commercial and agricultural                                   (280,969)                   (65,060)                    (13,110)
    Consumer and other                                             (77,277)                   (88,357)                    (33,941)
Recoveries:
    Real estate                                                     19,024                     32,474                      52,608
    Commercial and agricultural                                     78,487                     30,874                      13,302
    Consumer and other                                              51,759                     21,396                      54,248
                                                           ----------------            ---------------             ---------------
Net charge-offs                                                   (246,075)                  (198,266)                     18,258
                                                           ----------------            ---------------             ---------------
Allowance for loan losses, ending                              $ 1,731,096                $ 1,677,171                 $ 1,556,237
                                                           ================            ===============             ===============

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Table 14.  Allocation of the Reserve for Loan Losses (thousands)

--------------------------------------------------------------------------------

                                                                  1999                                   1998
                                                     -------------------------------        --------------------------------
                                                                           % of                                    % of
                                                                         Loans to                                Loans to
Balance at the end of the period applicable to:        Amount          Total Loans            Amount            Total Loans
                                                     ------------      -------------        ------------        ------------
Commercial and agricultural                              $   433              8.64%             $   252               9.06%
Real estate - construction                                     -              2.71%                   -               1.84%
Real estate - mortgage                                       779             74.50%                 922              75.29%
Consumer and other                                           519             14.15%                 503              13.81%
                                                     ------------      -------------        ------------        ------------
    Total                                                $ 1,731            100.00%             $ 1,677             100.00%
                                                     ============      =============        ============        ============

--------------------------------------------------------------------------------

Quantitative and Qualitative Disclosure about Market Risk

         The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

         Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Reserve Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

         The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 19.0% at December 31, 1999 compared to 22.6% at December 31, 1998. These ratios are considered to be adequate by management.

         Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 1999. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 1999, the Bank appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to change in interest rates exceed assets subject to interest rate changes (non asset-sensitive).

         Matching sensitive positions alone does not ensure the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

--------------------------------------------------------------------------------

Table 15.  Interest Rate Sensitivity (dollars in thousands)

--------------------------------------------------------------------------------

                                                                           December 31, 1999
                                                                          Maturities/Repricing
                                          --------------------------------------------------------------------------------------

                                             1 to 3           4 to 12           13 to 60          Over 60
                                             Months            Months            Months            Months            Total
                                          --------------   ---------------   ---------------   ---------------   ---------------
Interest-Earning Assets:
Federal funds sold                            $   6,872         $       -          $      -          $      -         $   6,872
Investments                                         540             3,589            19,782             6,033            29,944
Loans                                            13,450            34,408            72,271             3,100           123,229
                                          --------------   ---------------   ---------------   ---------------   ---------------
  Total                                       $  13,990         $  37,997          $ 92,053          $  9,133         $ 160,045
                                          ==============   ===============   ===============   ===============   ===============

Interest-Bearing Liabilities:
NOW accounts                                  $  13,447         $       -          $      -          $      -         $  13,447
Money market                                      5,084                 -                 -                 -             5,084
Savings                                          25,491                 -                 -                 -            25,491
Certificates of deposit                          17,993            51,021            19,829                 -            88,843
                                          --------------   ---------------   ---------------   ---------------   ---------------
  Total                                       $  62,015         $  51,021          $ 19,829          $      -         $ 132,865
                                          ==============   ===============   ===============   ===============   ===============

Interest sensitivity gap                      $ (48,025)        $ (13,024)         $ 72,224          $  9,133         $       -
Cumulative interest
  sensitivity gap                             $ (48,025)        $ (61,049)         $ 11,175          $ 20,308         $  20,308
Ratio of sensitivity gap to
  total earning assets                           -30.0%             -8.1%             45.1%              5.7%              0.0%
Cumulative ratio of sensitivity
  gap to total earning assets                    -30.0%            -38.1%              7.0%             12.7%             12.7%

--------------------------------------------------------------------------------

         The Bank uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

         The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 400 basis points up or down over a 12-month period. Table 16 presents the Bank's forecasts for changes in net income and market value of equity as of December 31, 1999.

--------------------------------------------------------------------------------

Table 16.  Interest Rate Risk (dollars in thousands)

--------------------------------------------------------------------------------

         Rate Shocked Interest Margin and Market Value of Equity

--------------------------------------------------------------------------------

    Rate Change               -400bp      -300bp      -200bp      -100bp      0bp        +100bp      +200bp      +300bp      +400bp
                              ------      ------      ------      ------      ---        ------      ------      ------      ------
Interest Income:
Federal funds sold          $    160     $    217   $    275    $    332    $    389   $    446    $    504     $    561   $    618
Investments                    1,891        1,909      1,927       1,946       1,964      1,982       2,001        2,019      2,038
Loans                          7,834        8,458      9,091       9,715      10,285     10,817      11,341       11,858     12,375
                            --------------------------------------------------------------------------------------------------------
  Total interest income        9,885       10,584     11,293      11,993      12,638     13,245      13,846       14,438     15,031

Interest Expense:
Deposits                       4,194        4,681      5,168       5,655       6,141      6,628       7,115        7,602      8,089
Federal funds purchased            -            -          -           -           -          -           -            -          -
Other borrowings                   -            -          -           -           -          -           -            -          -
                            --------------------------------------------------------------------------------------------------------
  Total interest expense       4,194        4,681      5,168       5,655       6,141      6,628       7,115        7,602      8,089

Interest Margin             $  5,691     $  5,903   $  6,125    $  6,338    $  6,497   $  6,617    $  6,731     $  6,836   $  6,942
Actual Dollars at Risk      $    806     $    594   $    372    $    159    $      -   $      -    $      -     $      -   $      -


Market value of assets      $176,060     $174,437   $172,875    $171,338    $169,654   $167,859    $166,053     $164,251   $162,470
Market value of liabilities  161,574      160,268    158,962     157,657     156,351    155,045     153,740      152,434    151,128
                            --------------------------------------------------------------------------------------------------------

Market Value of Equity      $ 14,486     $ 14,169   $ 13,913    $ 13,681    $ 13,303   $ 12,814    $ 12,313     $ 11,817   $ 11,342

--------------------------------------------------------------------------------

Impact of Inflation and Changing Prices

         The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

--------------------------------------------------------------------------------

Table 17.  Key Financial Ratios

--------------------------------------------------------------------------------

                                               1999              1998              1997
                                           -------------      ------------      ------------
Return on average assets                          1.18%             1.24%             1.13%
Return on average equity                         11.05%            11.54%            10.77%
Dividend payout ratio                            29.20%            27.27%            27.66%
Average equity to average assets                 10.69%            10.73%            10.47%

--------------------------------------------------------------------------------

Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal quarters beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. While the Company has not completed its analysis of all impacts of Statement No. 133, management does not believe that implementation of the statement will be material to the financial statements.


Item 3            Properties

         The Company and the Bank are headquartered in the Main Office at 113 West Main Street, Independence, Virginia. The Bank owns and operates branches at the following locations:

                                                                                BANKING
NAME OF OFFICE/                     LOCATION/                                   FUNCTIONS
YEAR OPENED                         TELEPHONE NUMBER                            OFFERED

Main Office - 1900                  113 West Main Street                        Full Service
                                    Independence, Virginia 24348                5 Teller Stations
                                    (540) 773-2811

East Independence                   558 East Main Street                        Full Service
Office - 1971                       Independence, Virginia 24348                4 Teller Stations
                                    (540) 773-2811                              2 Drive Through/ATM

Elk Creek Office - 1967             60 Comers Rock Road                         Full Service
                                    Elk Creek, Virginia 24326                   3 Teller Stations
                                    (540) 655-4011                              1 Drive Through

Troutdale Office - 1972             101 Ripshin Road                            Full Service
                                    Troutdale, Virginia 24378                   3 Teller Stations
                                    (540) 677-3722                              1 Drive Through

Galax Office - 1996                 209 West Grayson Street                     Full Service
                                    Galax, Virginia 24333                       5 Teller Stations
                                    (540) 238-2411                              2 Drive Through/ATM

         A sixth full service branch banking facility is currently under construction in Sparta, North Carolina. Management anticipates opening this office in the third quarter of 2000. The Bank also recently acquired a vacant lot near the main office in Independence, Virginia. This property is being held as a potential building site for an operations center

Item 4.           Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Management

         The following table sets forth information as of March 24, 2000 regarding the number of shares of Common Stock beneficially owned by each director, by the executive officer named in the summary compensation table in
Item 6 below and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the director or executive officer living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

                                                            Common Stock                       Percentage
    Name                                                 Beneficially Owned                   of Class (%)
    ----                                                 ------------------                   ------------
    Jacky K. Anderson                                           5,411                              *
    Julian L. Givens                                           10,120                              *
    Jack E. Guynn, Jr.                                          3,050                              *
    Fred B. Jones                                               3,100                              *
    Jean W. Lindsey                                             9,216                              *
    G. Thomas McKnight, Jr.                                     4,726                              *
    Carl J. Richardson                                         15,000                              *
    Charles Sturgill                                            3,423                              *
    Jim J. Todd                                                38,926                             2.3
    John David Vaughan                                          1,734                              *

    All present executive officers and
      directors as a group (12 persons)                        95,471                             5.6

________________
* Percentage of ownership is less than one percent of the outstanding shares of Common Stock.


Security Ownership of Certain Beneficial Owners

         The following table sets forth information as of March 24, 2000, regarding the number of shares of Common Stock beneficially owned by all persons who own five percent or more of the outstanding shares of Common Stock.

                                                           Common Stock                       Percentage
Name and Address                                        Beneficially Owned                   of Class (%)
----------------                                        ------------------                   ------------
Jacqueline Peer                                               121,822                            7.1
Post Office Box 15
Mouth of Wilson, Virginia  24363

Nancy M. and Ernest W. Stone                                  109,803                            6.4
46 Willowshade Lane
Elk Creek, Virginia  24326

Item 5.           Directors and Executive Officers

         The following information sets forth as of April 13, 2000 the names, ages, principal occupations and business experience for the past five years for each of the Company's Directors and executive officers. Directors serve on a staggered Board for three-year terms, and executive officers are all elected for terms of one year.

Directors

Jacky K. Anderson, age 48:
         Mr. Anderson has been Vice President and Director of the Company since 1992. He has served as Executive Vice President of the Bank since 1991, and has been employed by the Bank since 1971.

Dr. Julian L. Givens, age 68:
         Dr. Givens has been Chairman of the Board of the Company since 1992 and of the Bank since 1987. He was first elected to the Bank's board in 1972. Dr. Givens is a retired physician.

Jack E. Guynn, Jr., age 43:
         Mr. Guynn has been a director of the Company since 1995. He is a co-owner of Guynn Enterprises, which owns and operates retail furniture outlets and funeral homes in Grayson County and surrounding areas.

Fred B. Jones, age 65:
         Mr. Jones has been a director of the Company since 1992. Mr. Jones owns and operates a farm in Grayson County.

Jean W. Lindsey, age 58:
         Mrs. Lindsey has been a director of the Company since 1992. Prior to creation of the holding company, Mrs. Lindsey served as a director of the Bank beginning in 1985. She is a pharmacist and owner of Walter's Drug, Inc., in Independence, Virginia.

G. Thomas McKnight, Jr., age 46:
         Mr. McKnight has been a director of the Company since 1993. He is president of McKnight Oil Company, Inc., which owns and leases commercial real estate to petroleum distributors and convenience stores.

Carl J. Richardson, age 54:
         Mr. Richardson has been President and Chief Executive Officer of the Company since 1992. He has served as President and Chief Executive Officer of the Bank since 1991. Mr. Richardson was elected to the board in 1976 and has been employed by the Bank since 1965.

Charles Sturgill, age 56:
         Mr. Sturgill has been a director of the Company since 1995. He has been Vice Chairman of the Company and the Bank since 1998. Mr. Sturgill is the Clerk of Circuit Court of Grayson County, Virginia.

Jim J. Todd, age 74:
         Mr. Todd has been a director of the Company since 1992. He was elected to the Bank's board in 1966 and served as President of the Bank from 1965 until his retirement in 1991. He served as Vice Chairman of the Company and the Bank from 1991 to 1997.

J. David Vaughan, age 32:

         Mr. Vaughan has been a director of the Company since 1999. He is Senior
         Vice  President  of  Vaughan  Furniture,   Incorporated,   a  furniture
         manufacturer located in Galax, Virginia.

Executive Officers

Brenda C. Smith, age 43:
         Mrs. Smith has served as Secretary of the Company since its inception in 1992. Before that she served as Secretary of the Bank beginning in 1989. She is currently a Vice President and personnel manager of the Bank and has been employed by the Bank since 1979.

Blake M. Edwards, Jr., age 34:
         Mr. Edwards began working for the Bank as Chief Financial Officer in June of 1999. Prior to that time he worked with Larrowe & Company, PLC, a public accounting firm specializing in audits of community banks.


Item 6.      Executive Compensation

Executive Compensation

         The following table sets forth information regarding compensation paid in 1999 to the President and Chief Executive Officer of the Company and the Bank. No other officers of the Company or the Bank received compensation in excess of $100,000. Officers of the Company receive their salary from the Bank.

                           Summary Compensation Table


                                                                Annual Compensation
                                                                -------------------
               Name and                                                                              All Other
          Principal Position                  Year           Salary ($)        Bonus ($)           Compensation($)
          ------------------                  ----           ----------        ---------           ---------------
Carl J. Richardson                            1999            112,000            10,400               12,000*
President and Chief Executive
   Officer

___________________
* Represents salary deferred pursuant to a deferred compensation agreement discussed below.


Stock Options

         No stock options were granted to the named executive officer during the fiscal year ended December 31, 1999. In addition, no options were exercised during the fiscal year ended December 31, 1999 or held at December 31, 1999 by the named executive officer.

Director Compensation

         The Chairman of the Board of Directors of the Company receives directors' fees of $350 per month and all other directors receive $300 per month. Additionally, $50 is paid for each committee meeting attended. Directors may elect to defer said fees in accordance with a deferred compensation plan discussed below.

Deferred Compensation Plan

         Effective December 1, 1987, the Board approved and established a deferred compensation plan for Directors and certain Executive Officers. Participants may contribute up to 100% of directors' fees, or, up to 10% of annual salaries to the plan. Under plan provisions aggregate annual payments ranging from $1,992 to $60,960 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounted to $379,034 at December 31, 1999. The Bank is owner and beneficiary of life insurance policies on directors and officers participating in this plan.

Defined Benefit Pension Plan

         The Bank has a qualified noncontributory, defined benefit pension plan which covers substantially all of its employees. All employees who have reached age 21 with one year of service are eligible. The benefits are primarily based on years of service and average earnings for the participants' final five years of employment. Participants are fully vested in the plan after five years of service. The plan's funded status is discussed in Note 9 to the Consolidated Financial Statements included in Item 13 below.

Item 7.      Certain Relationships and Related Transactions

Transactions with Management

         Some of the directors and officers of the Company are at present, as in the past, customers of the Company and, the Company has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers and their associates, as a group, at December 31, 1999 totaled $2,316,286, or 12.9% of the Company's equity capital at that date.

         There are no legal proceedings to which any director, officer, principal shareholder or associate is a party that would be material and adverse to the Company.


Item 8.      Legal Proceedings

         In the ordinary course of operations, the Company and the Bank expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against the Company or the Bank which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company or the Bank.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         Shares of the Company's Common Stock are neither listed on any stock exchange nor quoted on the Nasdaq Stock Market and trades infrequently. Shares of Common Stock have periodically been sold in a limited number of privately negotiated transactions. Based on information available to it, the Company believes that from January 1, 1998 to December 31, 1999, the selling price of shares of Common Stock ranged from $23.00 to $34.00. There may, however, have been other transactions at other prices not known to the Company.

                           Market Price and Dividends

                                                                  Sales Price ($) (1)                Dividends ($)
                                                                  -------------------                -------------
                                                               High                  Low                  (1)
                                                               ----                  ---                  ----
1998:
     1st quarter...................................            23.00                23.00                 .00
     2nd quarter...................................            25.00                23.00                 .14
     3rd quarter...................................            27.50                25.00                 .00
     4th quarter...................................            27.50                27.50                 .16

1999:
     1st quarter...................................            30.00                27.50                 .00
     2nd quarter...................................            32.50                30.00                 .16
     3rd quarter...................................            31.25                30.00                 .00
     4th quarter...................................            34.00                32.00                 .17

______________
(1) All prices and dividends are adjusted for a two-for-one stock split as of July 30, 1999.

         As of March 24, 2000, there were approximately 575 record holders of Common Stock.

         The Company is a legal entity separate and distinct from its subsidiary, and its revenues depend primarily on the payment of dividends from the Bank. The Bank is subject to certain legal restrictions on the amount of dividends it is permitted to pay to the Company. In addition, the final determination of the timing, amount and payment of dividends on shares of the Company's Common Stock is at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company and the Bank, the financial condition of the Company and other factors, including general economic conditions and applicable governmental regulations and policies.


Item 10.     Recent Sales of Unregistered Securities

         Not applicable.

Item 11.        Description of Registrant's Securities to be Registered

General

         The following summary description of the material features of the capital stock of the Company is qualified in its entirety by reference to applicable provisions of Virginia law and the Articles of Incorporation of the Company (the "Articles") and the Bylaws of the Company (the "Bylaws"), which are included as exhibits to this Form 10.

Authorized and Outstanding Capital Stock

         The  authorized  capital  stock of the Company  consists  of  2,000,000 shares of Common Stock, par value $1.25 per share, and 500,000 shares of Preferred Stock, par value $25.00 per share. As of December 31, 1999, there were 1,718,968 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding

Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and possess exclusively all voting power except as otherwise required by law or provided in any resolution adopted by the Company's Board of Directors with respect to any class or series of Preferred Stock. The Articles do not provide for cumulative voting for the election of directors. Subject to any preferential rights of any outstanding class or series of Preferred Stock designated by the Company's Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Company's Board of Directors from funds available therefore, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

Preferred Stock

         The Company's Board of Directors is authorized, without further action of the shareholders of the Company, to provide for the issuance of shares of Preferred Stock, in one or more series, and to fix for each such series such designations, rights and preferences as are stated in the resolution adopted by the Company's Board of Directors providing for the issuance of such series and as are not prohibited by the Articles or by law.

         The Preferred Stock shall rank prior to the Common Stock as to dividend rights and liquidation preferences. Dividend payments on shares of Preferred Stock shall be cumulative, to the extent that the Board of Directors has specified a dividend rate in the resolution for the series of Preferred Stock, and must be paid or declared and set apart for payment prior to the payment of dividends with respect to shares of Common Stock. The Preferred Stock also may have full or limited voting rights and may be convertible into shares of Common Stock. The Board of Directors may further provide that shares of Preferred Stock may be redeemed by the Company upon proper notice to the holders of such shares.

         Certain of the foregoing terms could adversely affect the voting power of the holders of Common Stock. In addition, the issuance of Preferred Stock by the Board of Directors could be utilized, under certain circumstances, as a method of preventing a takeover of the Company. There are no shares of Preferred Stock outstanding and the Company has no present plan or agreement for the issuance of Preferred Stock, although it may determine to do so in the future.

Certain Provisions of the Company's Articles of Incorporation and Bylaws

         The Articles and Bylaws contain provisions that may have the effect of delaying or preventing a change in control of the Company. The Articles and Bylaws provide: (i) for division of the Board of Directors into three classes, with one class elected each year to serve a three-year term; (ii) that directors may be removed with or without cause only upon the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote; (iii) that a vacancy on the Board of Directors shall be filled by the remaining directors; and (iv) that the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote is required to alter, amend or repeal the foregoing provisions. The Bylaws require advance notification for a shareholder to bring business before a shareholders' meeting or to nominate a person for election as a director.

         The Articles also contain an "affiliated transaction provision" that provides that, in the event that holders of Common Stock are entitled to vote on certain transactions, a supermajority of at least 80% of all the votes that the holders of Common Stock are entitled to cast thereon shall be required for the approval of such transactions. Such supermajority approval would be required for
(i) a merger or consolidation involving any person or entity who directly or indirectly owns or controls 20% or more of the voting power of the Company (an "Interested Shareholder") and (ii) a sale, lease or exchange of the assets of the Company having a fair market value of $1,000,000 or more to or with an Interested Shareholder. In addition, the Articles provide that the same 80% vote shall be required for the approval of certain transactions including a reclassification of securities, recapitalization or other transaction designed to increase the number of shares of the Company's capital stock held by an Interested Shareholder. Notwithstanding the foregoing, the supermajority approval requirement does not apply to any transaction that is approved by 80% of the members of the Board of Directors who are unaffiliated with the Interested Shareholder and or that satisfies certain price and procedural requirements.

         The shares of Common Stock and Preferred Stock authorized by the Articles provide the Board of Directors with as much flexibility as possible in using such shares for corporate purposes. However, these additional shares may also be used by the Board of Directors to deter future attempts to gain control of the Company. The Board of Directors has sole authority to determine the terms of any series of the Preferred Stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board of Directors has the power to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks a change in control of the Company.

         The foregoing provisions of the Articles and Bylaws are intended to prevent inequitable shareholder treatment in a two-tier takeover and to reduce the possibility that a third party could effect a sudden or surprise change in majority control of the Board of Directors without the support of the incumbent Board of Directors, even if such a change were desired by, or would be beneficial to, a majority of the Company's shareholders. Such provisions therefore may have the effect of discouraging certain unsolicited offers for the Company's capital stock.

Affiliated Transactions

         The Virginia Stock Corporation Act (the "Virginia Act") contains provisions governing "Affiliated Transactions." Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Act, an Interested Shareholder is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

         Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation's board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and
(ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation's board of directors. At the expiration of the three year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.

         The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.

         None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such a person an Interested Shareholder was approved by a majority of the corporation's Disinterested Directors.

         These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Articles, as adopted by the Company's shareholders, provides that the Affiliated Transactions provisions shall not apply to the corporation.

Control Share Acquisitions

         The Virginia Act also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. The Company has not opted out of the control share provisions of the Virginia Act.

Item 12. Indemnification of Directors and Officers

         The Virginia Act permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Code, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that personal benefit was improperly received by him.

         Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

         The Articles contain provisions indemnifying the directors and officers of the Company to the extent not prohibited by Virginia law. In addition, the Articles eliminate the personal liability of the Company's directors and officers to the Company or its shareholders to the full extent permitted by the Virginia Act.

Item 13. Financial Statements and Supplementary Data


                          Independent Auditor's Report



Board of Directors and Stockholders
Grayson Bankshares, Inc.
Independence, Virginia

We have audited the consolidated balance sheets of Grayson Bankshares, Inc. and subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grayson Bankshares, Inc. and subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Larrowe & Company, PLC

Galax, Virginia
January 14, 2000

Consolidated Balance Sheets
December 31, 1999 and 1998
-------------------------------------------------------------------------------------------------------------------

Assets                                                                                 1999               1998
                                                                                -----------------  ----------------
Cash and due from banks                                                         $     7,773,049    $      5,017,069
Interest-bearing deposits with banks                                                          -                   -
Federal funds sold                                                                    6,871,535          12,100,000
Investment securities available for sale                                             16,643,344          16,837,057
Investment securities held to maturity                                               12,786,424          15,672,888
Loans, net of allowance for loan losses of $1,731,096
  in 1999 and $1,677,171 in 1998                                                    121,498,141         105,924,464
Property and equipment, net                                                           2,119,422           1,892,552
Accrued income                                                                        1,412,088           1,350,237
Other assets                                                                          1,230,853             950,593
                                                                                ---------------    ----------------
                                                                                $   170,334,856    $    159,744,860
                                                                                ===============    ================

Liabilities and Stockholders' Equity

Liabilities
Demand deposits                                                                 $    18,755,128    $     16,578,448
Interest-bearing demand deposits                                                     13,446,904          12,143,438
Savings deposits                                                                     30,575,219          29,479,408
Large denomination time deposits                                                     24,082,169          23,101,915
Other time deposits                                                                  64,760,605          60,499,854
                                                                                ---------------    ----------------
     Total deposits                                                                 151,620,025         141,803,063

Accrued interest payable                                                                239,061             228,840
Other liabilities                                                                       585,698             684,757
                                                                                ---------------    ----------------
                                                                                    152,444,784         142,716,660

Commitments and contingencies

Stockholders' equity
Preferred stock, $25 par value; 500,000
   shares authorized; none issued                                                             -                   -
Common stock, $1.25 par value; 2,000,000 shares
   authorized; 1,718,968 and 859,484 shares issued
   in 1999 and 1998, respectively                                                     2,148,710           1,074,355
Surplus                                                                                 521,625             521,625
Retained earnings                                                                    15,559,063          15,256,525
Unrealized appreciation (depreciation) on investment
   securities available for sale, net of income taxes                                  (339,326)            175,695
                                                                                ---------------    ----------------
                                                                                     17,890,072          17,028,200
                                                                                ---------------    ----------------
                                                                                $   170,334,856    $    159,744,860
                                                                                ===============    ================






See Notes to Consolidated Financial Statements

Consolidated Statements of Income
Years ended December 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------------------------------------

                                                                       1999             1998             1997
                                                                  --------------    -------------    -------------
Interest income:
   Loans and fees on loans                                        $    9,415,047    $   8,827,770    $   8,223,168
   Federal funds sold                                                    519,842          449,585          304,240
   Investment securities:
     Taxable                                                             986,447          842,873          684,314
     Exempt from federal income tax                                      733,837          885,693        1,048,340
   Deposits with banks                                                         -            3,713              490
                                                                  --------------    -------------    -------------
                                                                      11,655,173       11,009,634       10,260,552
                                                                  --------------    -------------    -------------

Interest expense:
   Deposits                                                            5,920,886        5,785,685        5,456,294
   Interest on borrowings                                                      -                -                -
                                                                  --------------    -------------    -------------
                                                                       5,920,886        5,785,685        5,456,294
                                                                  --------------    -------------    -------------
         Net interest income                                           5,734,287        5,223,949        4,804,258

Provision for loan losses                                                300,000          319,200          185,000
                                                                  --------------    -------------    -------------
   Net interest income after
     provision for loan losses                                         5,434,287        4,904,749        4,619,258
                                                                  --------------    -------------    -------------

Noninterest income:
   Service charges on deposit accounts                                   157,697          152,027          132,292
   Other service charges and fees                                         51,779           60,741           47,009
   Net realized gains (losses) on securities                               8,580           13,938                -
   Other income                                                          128,894          148,206          113,776
                                                                  --------------    -------------    -------------
                                                                         346,950          374,912          293,077
                                                                  --------------    -------------    -------------

Noninterest expense:
   Salaries and employee benefits                                      2,209,827        1,915,008        1,745,193
   Occupancy expense                                                      89,553           80,975           85,865
   Equipment expense                                                     225,949          215,096          170,874
   Other expense                                                         845,880          774,130          970,097
                                                                  --------------    -------------    -------------
                                                                       3,371,209        2,985,209        2,972,029
                                                                  --------------    -------------    -------------
         Income before income taxes                                    2,410,028        2,294,452        1,940,306

Income tax expense                                                       465,875          396,972          333,384
                                                                  --------------    -------------    -------------
         Net income                                               $    1,944,153    $   1,897,480    $   1,606,922
                                                                  ==============    =============    =============

Basic earnings per share                                          $         1.13    $        1.10    $         .94
                                                                  ==============    =============    =============
Weighted average shares outstanding                                    1,718,968        1,718,968        1,718,968
                                                                  ==============    =============    =============









See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity
Years ended December 31, 1999, 1998 and 1997
-------------------------------------------------------------------------------------------------------------------

                                                                                       Accumulated
                                                                                          Other
                                       Common Stock                       Retained    Comprehensive
                                    Shares      Amount       Surplus      Earnings    Income (Loss)        Total
                                    ------      ------       -------      --------    -------------        -----
Balance, December 31, 1996          859,484  $ 1,074,355   $  521,625  $  12,706,150  $      (9,172)   $ 14,292,958

   Comprehensive income
   Net income                             -            -            -      1,606,922              -       1,606,922
   Net change in unrealized
     depreciation on investment
     securities available for
     sale, net of taxes of $41,484        -             -           -              -         80,529          80,529
                                                                                                     --------------
   Total comprehensive income                                                                             1,687,451

   Dividends paid
     ($.51 per share)                     -            -            -       (438,337)             -        (438,337)
                                 ----------  -----------   ----------  -------------  -------------  --------------
Balance, December 31, 1997          859,484    1,074,355      521,625     13,874,735         71,357      15,542,072

   Comprehensive income
   Net income                             -            -            -      1,897,480              -       1,897,480
   Net change in unrealized
     depreciation on investment
     securities available for
     sale, net of taxes of $53,751        -            -            -              -        118,276         118,276
    Reclassification adjustment           -            -            -              -        (13,938)        (13,938)
                                                                                                     --------------
   Total comprehensive income                                                                             2,001,818

   Dividends paid
     ($.60 per share)                     -            -            -       (515,690)             -        (515,690)
                                 ----------  -----------   ----------  -------------  -------------  --------------
Balance, December 31, 1998          859,484    1,074,355      521,625     15,256,525        175,695      17,028,200

   Comprehensive income
   Net income                             -            -            -      1,944,153              -       1,944,153
   Net change in unrealized
     depreciation on investment
     securities available for
     sale, net of taxes of $(265,314)     -            -            -              -       (515,021)       (515,021)
                                                                                                     --------------
     Total comprehensive income                                                                           1,429,132

   Dividends paid
     ($.33 per share)                     -            -            -       (567,260)             -        (567,260)

   Stock split, effected in the
     form of a dividend             859,484    1,074,355            -     (1,074,355)             -               -
                                 -----------  ----------   ----------  -------------  -------------  --------------
Balance, December 31, 1999        1,718,968   $2,148,710   $  521,625  $  15,559,063  $    (339,326) $   17,890,072
                                 ==========   ==========   ==========  =============  =============  ==============








See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years ended December 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------------------------------------

                                                                       1999             1998             1997
                                                                  --------------    -------------    -------------
Cash flows from operating activities:
   Net income                                                     $    1,944,153    $   1,897,480    $   1,606,922
   Adjustments to reconcile net income
     to net cash provided by operations:
       Depreciation and amortization                                     197,945          178,595          146,715
       Provision for loan losses                                         300,000          319,200          185,000
       Deferred income taxes                                              22,524          (83,605)         (69,128)
       Net realized gains on securities                                   (8,580)         (13,938)               -
       Accretion of discount on securities, net of
         amortization of premiums                                         22,729           17,429           21,370
       Deferred compensation                                              42,848           40,787           35,910
       Changes in assets and liabilities:
         Accrued income                                                  (61,851)          27,893          (99,683)
         Other assets                                                    (37,470)         (38,190)         (40,691)
         Accrued interest payable                                         10,221          (19,167)          33,071
         Other liabilities                                              (141,907)         130,951           38,688
                                                                  --------------    -------------    -------------
           Net cash provided by operating activities                   2,290,612        2,457,435        1,858,174
                                                                  --------------    -------------    -------------

Cash flows from investing activities:
   Increase (decrease) in interest-bearing deposits with banks                 -           99,369          (99,369)
   Net increase (decrease) in federal funds sold                       5,228,465       (2,300,000)      (4,150,000)
   Purchases of investment securities                                 (3,869,555)      (9,360,555)      (7,752,993)
   Sales of investment securities                                      3,039,500        1,058,370                -
   Maturities of investment securities                                 3,115,748        7,871,005        7,362,673
   Net increase in loans                                             (15,873,677)      (7,691,706)     (10,201,806)
   Purchases of property and equipment, net of sales                    (424,815)         (74,179)        (379,187)
                                                                  --------------    -------------    -------------
           Net cash used in investing activities                      (8,784,334)     (10,397,696)     (15,220,682)
                                                                  --------------    -------------    -------------

Cash flows from financing activities:
   Net increase (decrease) in demand,
     savings and NOW deposits                                          4,575,957        5,062,220        3,940,329
   Net increase in time deposits                                       5,241,005        5,039,418        8,130,721
   Dividends paid                                                       (567,260)        (515,690)        (438,337)
   Net increase (decrease) in short-term debt                                  -                -                -
                                                                  --------------    -------------    -------------
           Net cash provided by financing activities                   9,249,702        9,585,948       11,632,713
                                                                  --------------    -------------    -------------
           Net increase (decrease) in cash and cash equivalents        2,755,980        1,645,687       (1,729,795)

Cash and cash equivalents, beginning                                   5,017,069        3,371,382        5,101,177
                                                                  --------------    -------------    -------------
Cash and cash equivalents, ending                                 $    7,773,049    $   5,017,069    $   3,371,382
                                                                  ==============    =============    =============

Supplemental disclosure of cash flow information:
   Interest paid                                                  $    5,910,665    $   5,804,852    $   5,423,223
                                                                  ==============    =============    =============
   Taxes paid                                                     $      457,000    $     432,000    $     413,500
                                                                  ==============    =============    =============

Supplemental disclosure of noncash investing activities:
   Effect on equity of change in net unrealized gain (loss)       $      515,021    $     104,338    $      80,529
                                                                  ==============    =============    =============







See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies

Organization

Grayson   Bankshares,   Inc.  (the  Company)  was  incorporated  as  a  Virginia
corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992.

The Grayson National Bank was organized under the laws of the United States in 1900 and currently serves Grayson County, Virginia and surrounding areas through five banking offices. As an FDIC insured, National Banking Association, the Bank is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Trading Securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available for Sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Receivable  and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination fees and costs, are not capitalized and recognized as an adjustment to the yield on the related loan as such deferrals are not material to the Company's financial position or results of operations.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

                                                        Years
                                                        -----
                    Buildings and improvements          10-40
                    Furniture and equipment              5-12

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Foreclosed Properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than six months.

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. The funding policy is to contribute the maximum deductible for federal income tax purposes.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares. For the years presented, the Company has no potentially dilutive securities outstanding.

Comprehensive Income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of shareholders' equity rather than as income or expense.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Financial Instruments

Any derivative financial instruments held or issued by the Bank are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

The Bank does not utilize interest-rate exchange agreements or interest-rate futures contracts.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies, continued

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value.

Impacts of New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement (effective for fiscal quarters beginning after June 15, 2000) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. While the Company has not completed its analysis of all impacts of Statement No. 133, Management does not believe that implementation of the Statement will be material to the financial statements.

Note 2.  Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $913,000 and $656,000 for the periods including December 31, 1999 and 1998, respectively.

Note 3.  Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

                                                   Amortized        Unrealized       Unrealized           Fair
1999                                                 Cost              Gains           Losses             Value
----                                             -------------    --------------    -------------    --------------
Available for sale:
   U.S. Treasury securities                      $     499,295    $            -    $       6,561    $      492,734
   U.S. Government agency securities                 6,974,053             2,339          188,681         6,787,711
   State and municipal securities                    7,237,882            13,461          186,234         7,065,109
   Corporate securities                              2,364,495                 -          148,455         2,216,040
   Restricted equity securities                         81,750                 -                -            81,750
                                                 -------------    --------------    -------------    --------------
                                                 $  17,157,475    $       15,800    $     529,931    $   16,643,344
                                                 =============    ==============    =============    ==============

Held to maturity:
   State and municipal securities                $  12,786,424    $       83,171    $      50,872    $   12,818,723
                                                 =============    ==============    =============    ==============

1998
----
Available for sale:
   U.S. Treasury securities                      $     199,579    $        2,296    $           -    $      201,875
   U.S. Government agency securities                 7,644,150            90,304           19,268         7,715,186
   State and municipal securities                    6,673,607           208,078           21,417         6,860,268
   Corporate securities                              1,971,766             7,578            1,366         1,977,978
   Restricted equity securities                         81,750                 -                -            81,750
                                                 -------------    --------------    -------------    --------------
                                                 $  16,570,852    $      308,256    $      42,051    $   16,837,057
                                                 =============    ==============    =============    ==============
Held to maturity:
   U.S. Treasury securities                      $     250,000    $        2,344    $           -    $      252,344
   U.S. Government agency securities                    99,889               799                -           100,688
   State and municipal securities                   15,322,999           422,603                -        15,745,602
                                                 -------------    --------------    -------------    --------------
                                                 $  15,672,888    $      425,746    $           -    $   16,098,634
                                                 =============    ==============    =============    ==============

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 3.  Investment Securities, continued

Investment securities with amortized cost of approximately $2,793,000 and $2,059,030 at December 31, 1999 and 1998, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                     1999             1998              1997
                                --------------    -------------    -------------
Realized gains                  $        8,580    $      14,038    $           -
Realized losses                              -             (100)               -
                                --------------    -------------    -------------
                                $        8,580    $      13,938    $           -
                                ==============    =============    =============

The  scheduled  maturities  of  securities   available-for-sale  and  securities
held-to-maturity at December 31, 1999, were as follows:

                                                      Available for Sale                  Held to Maturity
                                               ---------------------------------  ---------------------------------
                                                  Amortized           Fair           Amortized           Fair
                                                    Cost              Value            Cost              Value
                                               ---------------  ----------------  ---------------  ----------------
Due in one year or less                        $     1,707,194  $      1,702,978  $     2,421,528  $      2,433,304
Due after one year through five years               11,050,104        10,801,520        8,732,389         8,758,765
Due after five years through ten years               4,218,427         3,958,641        1,632,507         1,626,654
Due after ten years                                    100,000            98,455                -                 -
Restricted equity securities                            81,750            81,750                -                 -
                                               ---------------  ----------------  ---------------  ----------------
                                               $    17,157,475  $     16,643,344  $    12,786,424  $     12,818,723
                                               ===============  ================  ===============  ================

Note 4.  Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 1999 and 1998 are as follows (in thousands):

                                                                                         1999             1998
                                                                                    -------------    -------------
Commercial                                                                          $       7,434    $       6,698
Real estate:
   Construction and land development                                                        3,329            1,987
   Residential, 1-4 families                                                               64,586           58,943
   Residential, 5 or more families                                                             37              230
   Farmland                                                                                 4,355            3,623
   Nonfarm, nonresidential                                                                 22,840           18,215
Agricultural                                                                                3,208            3,047
Consumer                                                                                   17,208           14,674
Other                                                                                         232              184
                                                                                    -------------    -------------
                                                                                          123,229          107,601

Allowance for loan losses                                                                  (1,731)          (1,677)
                                                                                    -------------    -------------
                                                                                    $     121,498    $     105,924
                                                                                    =============    =============

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 4.  Loans Receivable, continued

Nonperforming assets at December 31, 1999 and 1998 are detailed as follows:

                                                                                        1999              1998
                                                                                    -------------    -------------
Nonaccrual loans                                                                    $     281,351    $     509,014
Restructured loans                                                                        409,070                -
Loans past due 90 days or more                                                            753,985          696,630
                                                                                    -------------    -------------
         Total nonperforming loans                                                      1,444,406        1,205,644

Foreclosed, repossessed and idled properties                                                    -                -
                                                                                    -------------    -------------
         Total nonperforming assets                                                 $   1,444,406    $   1,205,644
                                                                                    =============    =============

Gross interest income that would have been recognized for each year if the nonaccrual loans and restructured loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held part of the period, is detailed below. Applicable interest income that was actually collected and included in net income for each year is also summarized below:

                                                                       1999              1998             1997
                                                                  --------------    -------------    -------------
Nonaccrual loans:
   Interest income, original terms                                $       24,582    $      44,042    $      57,896
                                                                  ==============    =============    =============
   Interest income recognized                                     $        8,951    $         395    $       4,240
                                                                  ==============    =============    =============

Restructured loans:
   Interest income, original terms                                $       34,771    $           -    $           -
                                                                  ==============    =============    =============
   Interest income recognized                                     $       13,808    $           -    $           -
                                                                  ==============    =============    =============

An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, the average annual recorded investment in impaired loans, and interest income recognized on impaired loans for the year (all approximate) are summarized below.

                                                                       1999             1998              1997
                                                                  --------------    -------------    -------------
Recorded investment at December 31                                $    1,512,508    $   1,941,491    $   2,036,359
                                                                  ==============    =============    =============
Allowance for loan losses                                         $      414,615    $     541,571    $     376,607
                                                                  ==============    =============    =============
Average recorded investment for the year                          $    1,061,844    $   1,269,751    $   1,521,552
                                                                  ==============    =============    =============
Interest income recognized for the year                           $       76,855    $     112,699    $     102,763
                                                                  ==============    =============    =============

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

Note 5.  Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

                                                                       1999             1998              1997
                                                                  --------------    -------------    -------------
Balance, beginning                                                $    1,677,171    $   1,556,237    $   1,352,979

Provision charged to expense                                             300,000          319,200          185,000
Recoveries of amounts charged off                                        149,270           84,744          120,158
Amounts charged off                                                     (395,345)        (283,010)        (101,900)
                                                                  --------------    -------------    -------------
Balance, ending                                                   $    1,731,096    $   1,677,171    $   1,556,237
                                                                  ==============    =============    =============

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 6.  Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 1999 and 1998, are as follows:

                                                                                         1999             1998
                                                                                    -------------    -------------
Land                                                                                $     403,169    $     253,871
Buildings and improvements                                                              1,571,167        1,541,389
Furniture and equipment                                                                 1,505,033        1,259,294
                                                                                    -------------    -------------
                                                                                        3,479,369        3,054,554

Less accumulated depreciation                                                          (1,359,947)      (1,162,002)
                                                                                    -------------    -------------
                                                                                    $   2,119,422    $   1,892,552
                                                                                    =============    =============

Note 7.  Short-Term Debt

The Bank has established lines of credit of approximately $3,000,000 with correspondent banks to provide additional liquidity if and as needed. At
December  31,  1999  and  1998,   no  amounts  were   outstanding   under  these
arrangements.

Note 8.  Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                                        December 31, 1999                  December 31, 1998
                                                 -------------------------------    ------------------------------
                                                    Carrying            Fair           Carrying          Fair
                                                     Amount             Value           Amount           Value
                                                 -------------    --------------    -------------    -------------
Financial assets
   Cash and cash equivalents                     $       7,773    $        7,773    $       5,017    $       5,017
   Interest-bearing deposits with banks                      -                 -                -                -
   Federal funds sold                                    6,872             6,872           12,100           12,100
   Securities, available-for-sale                       16,643            16,643           16,837           16,837
   Securities, held to maturity                         12,786            12,819           15,673           16,099
   Loans, net of allowance for credit losses           121,498           122,197          105,924          110,746

Financial liabilities
   Deposits                                            151,620           151,655          141,803          142,896
   Short-term debt                                           -                 -                -                -

Off-balance-sheet assets (liabilities)
   Commitments to extend credit and
     standby letters of credit                               -                 -                -                -

Note 9.  Employee Benefit Plan

The Bank has a qualified noncontributory, defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 9.  Employee Benefit Plan, continued

The following is a summary of the plan's funded status as of December 31, 1999 and 1998.

                                                                                         1999             1998
                                                                                    -------------    -------------
Change in benefit obligation
Benefit obligation at beginning of year                                             $   2,021,011    $   1,631,480
Service cost                                                                               99,707           95,346
Interest cost                                                                             151,576          122,361
Plan participants' contributions                                                                -                -
Amendments                                                                                      -                -
Actuarial (gain) loss                                                                      23,888          171,824
Acquisition                                                                                     -                -
Benefits paid                                                                                   -                -
                                                                                    -------------    -------------
Benefit obligation at end of year                                                   $   2,296,182    $   2,021,011
                                                                                    =============    =============

Change in plan assets
Fair value of plan assets at beginning of year                                      $   1,495,491    $   1,500,557
Actual return on plan assets                                                              214,449           (5,066)
Acquisition                                                                                     -                -
Employer contribution                                                                     298,943                -
Plan participants' contributions                                                                -                -
Benefits paid                                                                                   -                -
                                                                                    -------------    -------------
Fair value of plan assets at end of year                                            $   2,008,883    $   1,495,491
                                                                                    =============    =============

Change in prepaid (accrued) benefit cost
Prepaid (accrued) benefit cost, beginning                                           $    (188,323)   $     (95,637)
Contributions                                                                             298,943                -
Pension cost                                                                             (128,094)         (92,686)
                                                                                    -------------    -------------
Prepaid (accrued) benefit cost, ending                                              $     (17,474)   $    (188,323)
                                                                                    =============    =============

Funded status                                                                       $    (287,299)   $    (525,520)
Unrecognized transitional net assets                                                         (343)            (378)
Unrecognized prior service costs                                                          100,642          110,706
Unrecognized net actuarial loss                                                           169,526          226,869
                                                                                    -------------    -------------
Prepaid (accrued) benefit cost                                                      $     (17,474)   $    (188,323)
                                                                                    =============    =============

Weighted-average assumptions as of December 31
Discount rate                                                                                7.5%            7.5%
Expected return on plan assets                                                               9.0%            9.0%
Rate of compensation increase                                                                5.0%            5.0%

                                                                       1999              1998             1997
                                                                  --------------    -------------    -------------
Components of net periodic benefit cost
Service cost                                                      $       99,707    $      95,346    $      75,923
Interest cost                                                            151,576          122,361           90,809
Return on plan assets                                                   (214,449)           5,066         (245,472)
Originating unrecognized asset gain (loss)                                79,855         (140,116)         141,921
Recognized net actuarial (gain) loss                                       1,376                -                -
Amortization                                                              10,029           10,029            5,668
                                                                  --------------    -------------    -------------
Net periodic benefit cost                                         $      128,094    $      92,686    $      68,849
                                                                  ==============    =============    =============

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 10.  Deferred Compensation and Life Insurance

Deferred compensation plans have been adopted for certain members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $1,992 to $60,960 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounts to $379,034 and $336,186 at December 31, 1999 and 1998, respectively. Charges to income are based on present value of future cash payments, discounted at 8%.

The Bank is owner and beneficiary of life insurance policies on these directors. Policy cash values totaled $161,992 and $116,063 at December 31, 1999 and 1998, respectively.

Note 11.  Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (all Federal) are as follows:

                                                 1999              1998             1997
                                            --------------    -------------    -------------
Current                                     $      443,351    $     480,577    $     402,512
Deferred                                            22,524          (83,605)         (69,128)
                                            --------------    -------------    -------------
                                            $      465,875    $     396,972    $     333,384
                                            ==============    =============    =============

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

                                                 1999              1998             1997
                                            --------------    -------------    -------------
Tax at statutory federal rate               $      819,410    $     780,114    $     659,704
Tax exempt interest income                        (250,237)        (263,651)        (297,645)
Other                                             (103,298)        (119,491)         (28,675)
                                            --------------    -------------    -------------
                                            $      465,875    $     396,972    $     333,384
                                            ==============    =============    =============

Deferred Income Tax Analysis

The components of net deferred tax assets (all Federal) at December 31, 1999 and 1998 are summarized as follows:

                                                                   1999             1998
                                                              -------------    -------------

Deferred tax assets                                           $     932,698    $     780,772
Deferred tax liabilities                                            (78,510)        (169,374)
                                                              -------------    -------------
                                                              $     854,188    $     611,398
                                                              =============    =============

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 11.  Income Taxes, continued

The tax effects of each significant item creating deferred taxes are summarized below:

                                                                                        1999              1998
                                                                                    -------------    -------------
Net unrealized depreciation on securities
   available for sale                                                               $     174,804    $     (90,510)
Allowance for loan losses                                                                 523,184          504,849
Unearned credit life insurance                                                             35,215           34,397
Deferred compensation and accrued pension costs                                           134,813          178,333
Others creating deferred tax benefits                                                      64,682           63,193
Accretion of discount on investment securities                                             (8,832)          (6,708)
Depreciation                                                                              (69,678)         (72,156)
                                                                                    -------------    -------------
                                                                                    $     854,188    $     611,398
                                                                                    =============    =============

Note 12.  Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 1999 and 1998 is as follows:

                                                                                        1999              1998
                                                                                    -------------    -------------
Commitments to extend credit                                                        $   7,191,143    $   5,430,145
Standby letters of credit                                                                       -                -
                                                                                    -------------    -------------
                                                                                    $   7,191,143    $   5,430,145
                                                                                    =============    =============

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 12.  Commitments and Contingencies, continued

Concentrations of Credit Risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note
4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank's primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $500,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Note 13.  Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $1,298,000 at December 31, 1999. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 1999.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 13.  Regulatory Restrictions, continued

Capital Requirements, continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table (in thousands).

                                                                                                  To Be Well
                                                                                              Capitalized Under
                                                                       For Capital            Prompt Corrective
                                               Actual               Adequacy Purposes         Action Provisions
                                      ------------------------    ---------------------     ---------------------
                                         Amount        Ratio        Amount       Ratio         Amount     Ratio
                                      -----------    ---------    -----------   -------     -----------  --------
December 31, 1999:
    Total Capital
     (to Risk-Weighted Assets)        $    14,665        13.5%    >$    8,676     >8.0%     >$   10,844   >10.0%
                                                                  -               -         -             -
    Tier I Capital
     (to Risk-Weighted Assets)        $    13,305        12.3%    >$    4,338     >4.0%     >$    6,507   > 6.0%
                                                                  -               -         -             -
     Tier I Capital
     (to Average Assets)              $    13,305         7.8%    >$    6,827     >4.0%     >$    8,534   > 5.0%
                                                                  -               -         -             -

December 31, 1998:
    Total Capital
     (to Risk-Weighted Assets)        $    13,115        13.7%    >$    7,659     >8.0%     >$    9,574   >10.0%
                                                                  -               -         -             -
    Tier I Capital
     (to Risk-Weighted Assets)        $    11,912        12.4%    >$    3,829     >4.0%     >$    5,744   > 6.0%
                                                                  -               -         -             -
    Tier I Capital
     (to Average Assets)              $    11,912         7.5%    >$    6,335     >4.0%     >$    7,919   > 5.0%
                                                                  -               -         -             -

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 14.  Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 1999 and 1998 loan transactions with related parties were as follows:

                                                                                        1999             1998
                                                                                    -------------    -------------
Balance, beginning                                                                  $   2,238,396    $   1,173,882

New loans                                                                                 607,880        1,975,188
Repayments                                                                               (529,990)        (910,674)
                                                                                    -------------    -------------
Balance, ending                                                                     $   2,316,286    $   2,238,396
                                                                                    =============    =============

Note 15.   Parent Company Financial Information

Condensed financial information of Grayson Bankshares, Inc. is presented as follows:

                                 Balance Sheets
                           December 31, 1999 and 1998

                                                                                        1999             1998
                                                                                    -------------    -------------
Assets:
   Cash and due from banks                                                          $   4,103,199    $   4,105,688
   Securities available for sale                                                          772,913          800,813
   Investment in affiliate bank at equity                                              12,982,552       12,086,595
   Other assets                                                                            31,408           35,104
                                                                                    -------------    -------------
                                                                                    $  17,890,072    $  17,028,200
                                                                                    =============    =============

Stockholders' equity:
   Common stock                                                                     $   1,074,355    $   1,074,355
   Surplus                                                                                521,625          521,625
   Retained earnings                                                                   16,633,418       15,256,525
   Unrealized appreciation (depreciation) on consolidated
     investment securities available for sale, net of
     income taxes                                                                        (339,326)         175,695
                                                                                    -------------    -------------
                                                                                    $  17,890,072    $  17,028,200
                                                                                    =============    =============

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Note 15.   Parent Company Financial Information, continued

                              Statements of Income
              For the years ended December 31, 1999, 1998 and 1997

                                                                       1999             1998              1997
                                                                  --------------    -------------    -------------
Income:
   Dividends from affiliate bank                                  $      567,260    $     515,690    $   2,938,337
   Interest on taxable securities                                         46,000           42,142           41,240
                                                                  --------------    -------------    -------------
                                                                         613,260          557,832        2,979,577
                                                                  --------------    -------------    -------------
Expenses:
   Management and professional fees                                       66,076           64,215           73,488
   Other expenses                                                          3,667            3,810            8,990
                                                                  --------------    -------------    -------------
                                                                          69,743           68,025           82,478
                                                                  --------------    -------------    -------------
   Income before tax benefit and equity
     in undistributed income of affiliate                                543,517          489,807        2,897,099

Federal income tax benefit                                                 8,073            8,801            8,248
                                                                  --------------    -------------    -------------
   Income before equity in undistributed
     income of affiliate                                                 551,590          498,608        2,905,347

Equity in undistributed income of affiliate                            1,392,563        1,398,872       (1,298,425)
                                                                  --------------    -------------    -------------
   Net income                                                     $    1,944,153    $   1,897,480    $   1,606,922
                                                                  ==============    =============    =============

                            Statements of Cash Flows
              For the years ended December 31, 1999, 1998 and 1997

                                                                       1999             1998              1997
                                                                  --------------    -------------    -------------
Cash flows from operating activities:
   Net income                                                     $    1,944,153    $   1,897,480    $   1,606,922
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Increase in equity in undistributed income of affiliate        (1,392,563)      (1,398,872)       1,298,425
       Net (increase) decrease in other assets                            13,181          (12,071)          (6,367)
                                                                  --------------    -------------    -------------
         Net cash provided by operating activities                       564,771          486,537        2,898,980
                                                                  --------------    -------------    -------------

Cash flows from investing activities:
   Purchase of investment securities                                           -         (450,000)               -
   Maturities of investment securities                                         -          250,000          200,812
                                                                  --------------    -------------    -------------
         Net cash provided by investing activities                             -         (200,000)         200,812
                                                                  --------------    -------------    -------------

Cash flows from financing activities:
   Dividends paid                                                       (567,260)        (515,690)        (438,337)
                                                                  --------------    -------------    -------------
         Net cash used by financing activities                          (567,260)        (515,690)        (438,337)
                                                                  --------------    -------------    -------------
         Net increase (decrease) in cash and due from banks               (2,489)        (229,153)       2,661,455

Cash and cash equivalents, beginning                                   4,105,688        4,334,841        1,673,386
                                                                  --------------    -------------    -------------
Cash and cash equivalents, ending                                 $    4,103,199    $   4,105,688    $   4,334,841
                                                                  ==============    =============    =============

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

         No changes in the Company's independent accountants or disagreements on accounting and financial disclosure required to be reported hereunder have taken place.


Item 15. Financial Statements

         (a) The following financial statements are filed as a part of Item 13 above:

                  Independent Auditor's Report

                  Financial Statements

                  Consolidated Balance Sheets, December 31, 1999 and 1998

                  Consolidated Statements of Income, Years Ended December 31, 1999, 1998 and 1997

                  Consolidated Statements of Stockholders' Equity, Years Ended December 31, 1999, 1998 and 1997

                  Consolidated Statements of Cash Flows, Years Ended December 31, 1999, 1998 and 1997

                  Notes to Consolidated Financial Statements

         (b)      Exhibits

                  3.1      Articles of Incorporation

                  3.2      Bylaws

                  21       Subsidiary of Grayson Bankshares, Inc.

                  27       Financial Data Schedule (filed electronically only)

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              GRAYSON BANKSHARES, INC.



Date:  April 30, 2000                         By: /s/ Carl J. Richardson
                                                  Name: Carl J. Richardson
                                                  Title: President and
                                                         Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit No.                                          Description

    3.1                      Articles of Incorporation

    3.2                      Bylaws

    21                       Subsidiary of Grayson Bankshares, Inc.

    27                       Financial Data Schedule (filed electronically only)